Ecopetrol Group to Invest Between COP 22 and 27 Trillion in 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” and together with its subsidiaries, the “Ecopetrol Group”) announces that its board of directors has approved the Ecopetrol Group’s Annual Investment Plan for 2026 (the “2026 Annual Investment Plan”), with an amount ranging between COP 22 and 27 trillion[1]. This plan maintains investment levels compared to the projected 2025 year-end figures, under capital discipline criteria for each business line, and includes the following guidelines:

•	Approximately COP 17.2 trillion, about 70% of the budget, is expected to be allocated to profitably produce between 730 and 740 thousand barrels of oil equivalent per day, maintain an average refinery throughput of 410 to 420 thousand barrels per day, and transport between 1,110 and 1,120 thousand barrels per day.
•	Around COP 7.1 trillion, approximately 30% of the budget, is expected to be invested in Energy Transition and Power Transmission projects, as well as roads and other corporate investments.
•	The 2026 Annual Investment Plan considers a challenging environment, with an estimated Brent price of US$60 per barrel and an average annual exchange rate close to COP 4,050. Accordingly, Ecopetrol Group has defined a strategy to safeguard profitability and liquidity through cost reductions, enabling an approximate EBITDA margin of 40%, in line with 2025 levels. Additionally, transfers to the Nation are estimated at around COP 28 trillion.
•	The Profitability and Efficiency Program is expected to contribute approximately COP 5.7 trillion, positively impacting EBITDA, investments, and working capital. The program is also expected to support performance in total refining costs, transported barrel costs, and maintain lifting costs below US$12 per barrel.
•	About COP 1.7 trillion is expected to be allocated to advance the goals of the sustainability strategy (SosTECnibility), mainly in climate change, sustainable territories, materials and waste, and occupational health.
•	To safeguard cash and maintain healthy debt and profitability metrics, the Ecopetrol Group expects to implement a portfolio rotation program.

Highlights by Business Line:

Hydrocarbons Line

Investments in exploration and production is expected to amount to COP 14 trillion (89% for crude oil and 11% for gas), focused on achieving organic production levels of 730–740 thousand barrels of oil equivalent per day (80% crude, 15% gas, 5% white products) through recovery technologies to optimize resources and sustain production. Crude oil output in Colombia is expected to increase, offsetting natural gas field declines.

[1] Exchange rate: 4,050 USDCOP

The Ecopetrol Group plans to drill between 380 and 430 development wells, 95% in Colombia and 5% in the U.S. Additionally, 8 to 10 exploratory wells are planned in Colombia, mainly offshore, Meta, and Putumayo. Gas investments are estimated at COP 1.5 trillion, primarily in the Llanos Foothills and offshore areas to develop Caribbean gas and contribute around 105–110 thousand barrels of oil equivalent per day.

Transport investments are expected to total about COP 1.5 trillion (6% of the budget), mainly for integrity and reliability projects by Cenit, Ocensa, ODC, and ODL. Transported volumes are expected to range between 1,110 and 1,120 thousand barrels per day, aligned with national production and refined product demand.

Refining investments are expected to be close to COP 1.7 trillion (7% of the budget), focused on ensuring reliability, availability, and sustainability at the Barrancabermeja and Cartagena refineries, reducing product imports, and improving fuel quality (LBCC[2]). Combined refinery throughput is expected between 410 and 420 thousand barrels per day.

Transmission and Roads Line

Interconexión Eléctrica S.A. E.S.P. (ISA), an Ecopetrol subsidiary, is expected to invest between COP 6.2 and 6.8 trillion in 2026, about 26% of the Ecopetrol Group’s annual budget, with roughly 80% allocated to the electric transmission business.

Energy Transition Line

To advance energy transition, around COP 0.9 trillion (3% of the plan) are expected to be invested in non-conventional renewable energy and energy efficiency projects, among others. Approximately 750 MW of additional clean energy generation capacity is expected from projects in operation, construction, and development.

Finally, the Ecopetrol Group expects to allocate about COP 0.2 trillion (1% of the plan) to corporate areas and operational support.

In summary, the 2026 Annual Investment Plan presented by Ecopetrol Group includes investments across all business lines and operational efficiencies to sustain production levels, safeguard cash, and maintain long-term debt and profitability metrics, even under challenging market conditions.

Bogota D.C., November 27, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

[2] Fuel Quality Baseline (Línea base de Calidad de Combustibles)

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co